Exhibit (2)(j)(2)

BNY MELLON

February 9, 2011

Firsthand Technology Value Fund, Inc.
111 North Market Street
Suite 105
San Jose, California 95113
Attention: Kevin Landis, President

Re:	Firsthand Technology Value Fund, Inc.

Dear Mr. Landis:

NOTICE OF ASSIGNMENT

PFPC Trust Company ("PFPC Trust") and Customer are parties to a Custodian Services Agreement dated September 17, 2010 (the "Agreement"). Pursuant to Section 17 of the Agreement, PFPC Trust intends to assign the Agreement (including assignment of PFPC Trust's rights and delegation of PFPC Trust's duties with respect thereto) to PFPC Trust's affiliate, The Bank of New York Mellon, effective March 14, 2011. PFPC Trust hereby provides to Customer 30 days' written notice of such action.

Very truly yours,

PFPC TRUST COMPANY

By:	/s/ Edward A. Smith, III
Edward A. Smith, III
Vice President & Senior Director

8800 Tinicum Boulevard, Fourth Floor, Philadelphia, PA 19153